UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Stratus Media Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

863165106

(CUSIP Number)

Isaac Blech
75 Rockefeller Plaza, 29th Floor

New York, NY 10019

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

May 2, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 863165106

1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

River Charitable Remainder Unitrust f/b/o Isaac Blech

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)
OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
New York

Number of Shares Bene- ficially Owned by Each Reporting Person With	7	Sole Voting Power	--0--

	8	Shared Voting Power	11,904,762

	9	Sole Dispositive Power	--0--

	10	Shared Dispositive Power	11,904,762

11	Aggregate Amount Beneficially Owned by Each Reporting Person	11,904,762

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)	4.6% (1)

14	Type of Reporting Person (See Instructions)	OO

(1) The calculation of the foregoing percentage is based on an aggregate 257,956,547 shares of common stock, par value $0.001 per share, of the Issuer (“Common Stock”) outstanding, which represents the sum of (a) 91,289,881 shares of Common Stock outstanding on May 17, 2013, as reported in the Issuer’s Form 10-Q/A filed with the Commission on May 20, 2013, and (b) 166,666,666 shares of Common Stock issued to the Reporting Persons on May 29, 2013.

2

CUSIP No. 863165106

1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

West Charitable Remainder Unitrust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)
OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
New York

Number of Shares Bene- ficially Owned by Each Reporting Person With	7	Sole Voting Power	--0--

	8	Shared Voting Power	71,428,571

	9	Sole Dispositive Power	--0--

	10	Shared Dispositive Power	71,428,571

11	Aggregate Amount Beneficially Owned by Each Reporting Person	71,428,571

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)	27.7% (1)

14	Type of Reporting Person (See Instructions)	OO

(1) The calculation of the foregoing percentage is based on an aggregate 257,956,547 shares of Common Stock outstanding, which represents the sum of (a) 91,289,881 shares of Common Stock outstanding on May 17, 2013, as reported in the Issuer’s Form 10-Q/A filed with the Commission on May 20, 2013, and (b) 166,666,666 shares of Common Stock issued to the Reporting Persons on May 29, 2013.

3

CUSIP No. 863165106

1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Liberty Charitable Remainder Trust FBO Isaac Blech UAD 01/09/87

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)
OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
New York

Number of Shares Bene- ficially Owned by Each Reporting Person With	7	Sole Voting Power	--0--

	8	Shared Voting Power	71,428,571

	9	Sole Dispositive Power	--0--

	10	Shared Dispositive Power	71,428,571

11	Aggregate Amount Beneficially Owned by Each Reporting Person	71,428,571

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)	27.7% (1)

14	Type of Reporting Person (See Instructions)	OO

(1) The calculation of the foregoing percentage is based on an aggregate 257,956,547 shares of Common Stock outstanding, which represents the sum of (a) 91,289,881 shares of Common Stock outstanding on May 17, 2013, as reported in the Issuer’s Form 10-Q/A filed with the Commission on May 20, 2013, and (b) 166,666,666 shares of Common Stock issued to the Reporting Persons on May 29, 2013.

4

CUSIP No. 863165106

1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Miriam Blech

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)
PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	7	Sole Voting Power	11,904,762

	8	Shared Voting Power	--0--

	9	Sole Dispositive Power	11,904,762

	10	Shared Dispositive Power	--0--

11	Aggregate Amount Beneficially Owned by Each Reporting Person	11,904,762

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)	4.6% (1)

14	Type of Reporting Person (See Instructions)	IN

(1) The calculation of the foregoing percentage is based on an aggregate 257,956,547 shares of Common Stock outstanding, which represents the sum of (a) 91,289,881 shares of Common Stock outstanding on May 17, 2013, as reported in the Issuer’s Form 10-Q/A filed with the Commission on May 20, 2013, and (b) 166,666,666 shares of Common Stock issued to the Reporting Persons on May 29, 2013.

5

CUSIP No. 863165106

1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Isaac Blech

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)
PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	7	Sole Voting Power	18,333,334

	8	Shared Voting Power	154,761,904

	9	Sole Dispositive Power	18,333,334

	10	Shared Dispositive Power	154,761,904

11	Aggregate Amount Beneficially Owned by Each Reporting Person	173,095,238

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)	67.1% (1)

14	Type of Reporting Person (See Instructions)	IN

(1) The calculation of the foregoing percentage is based on an aggregate 257,956,547 shares of Common Stock outstanding, which represents the sum of (a) 91,289,881 shares of Common Stock outstanding on May 17, 2013, as reported in the Issuer’s Form 10-Q/A filed with the Commission on May 20, 2013, and (b) 166,666,666 shares of Common Stock issued to the Reporting Persons on May 29, 2013.

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Item1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 1 to the statement of Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on May 24, 2011 (the “Original 13D”), as amended by this Amendment No. 1, the “Schedule 13D”), and relates to the shares of common stock, par value $0.001 per share (the “Common Stock”) of Stratus Media Group, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1800 Century Park East, 6th Floor, Los Angeles, California 90067.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

On May 2, 2013, the Issuer entered into two Debt Conversion Agreements (each a “Debt Conversion Agreement”) with Mr. Blech pursuant to which Mr. Blech converted two promissory notes with an aggregate principal face amount of $1,100,000 at a conversion price of $0.06 per share resulting in the issuance of an aggregate of 18,333,334 shares of Common Stock. The description of the Debt Conversion Agreement herein is a summary and is qualified in its entirety by the terms of the Debt Conversion Agreement. A form of the Debt Conversion Agreement is filed as Exhibit 7 to this Schedule 13D and is incorporated by reference herein.

On May 29, 2013, the Issuer entered into a Series E Preferred Stock Conversion and Warrant Exercise Agreement (each a “Conversion and Exercise Agreement”) with each of Ms. Blech, Liberty Trust, River Trust and West Trust, pursuant to which:

(i)	Ms. Blech (A) converted her Series E Preferred Stock at a conversion price of $0.06 per share resulting in an issuance of 8,333,333 shares of Common Stock, and (B) exercised her Warrants resulting in an issuance of 3,571,429 shares of Common Stock;

(ii)	Liberty Trust (A) converted its Series E Preferred Stock at a conversion price of $0.06 per share resulting in an issuance of 50,000,000 shares of Common Stock, and (B) exercised its Warrants resulting in an issuance of 21,428,571 shares of Common Stock;

(iii)	River Trust (A) converted its Series E Preferred Stock at a conversion price of $0.06 per share resulting in an issuance of 8,333,333 shares of Common Stock, and (B) exercised its Warrants resulting in an issuance of 3,571,429 shares of Common Stock; and

(iv)	West Trust (A) converted its Series E Preferred Stock at a conversion price of $0.06 per share resulting in an issuance of 50,000,000 shares of Common Stock, and (B) exercised its Warrants resulting in an issuance of 21,428,571 shares of Common Stock.

The description of the Conversion and Exercise Agreements herein are summaries and are qualified in their entirety by the terms of the Conversion and Exercise Agreements. A form of the Conversion and Exercise Agreement is filed as Exhibit 8 to this Schedule 13D and is incorporated by reference herein.

Purpose of Transaction.

7

Item 4 of the Schedule 13D is hereby amended to add the following:

The responses to Item 3 are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b)	As of May 29, 2013, Ms. Blech beneficially owns 11,904,762 shares of Common Stock, representing approximately 4.6% of the shares of Common Stock outstanding, based on an aggregate 257,956,547 shares of Common Stock outstanding (the “Total Shares Outstanding”), which represents the sum of (a) 91,289,881 shares of Common Stock outstanding on May 17, 2013, the number of shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q/A filed with the Commission on May 20, 2013, and (b) 166,666,666 shares of Common Stock issued to the Reporting Persons on May 29, 2013. Ms. Blech has the sole power to vote or direct the vote of 11,904,762 shares of Common Stock and has the sole power to dispose or direct the disposition of 11,904,762 shares of Common Stock.

As of May 29, 2013, Mr. Blech beneficially owns 173,095,238 shares of Common Stock, representing approximately 67.1% of the shares of Common Stock outstanding, based on the Total Shares Outstanding. Mr. Blech has (i) the sole power to vote or direct the vote of 18,333,334 shares of Common Stock; (ii) the shared power to vote or direct the vote of 154,761,904 shares of Common Stock; (iii) the sole power to dispose or direct the disposition of 18,333,334 shares of Common Stock and (iv) has the shared power to dispose or direct the disposition of 154,761,904 shares of Common Stock.

As of May 29, 2013, River Trust beneficially owns 11,904,762 shares of Common Stock, representing approximately 4.6% of the shares of Common Stock outstanding, based on the Total Shares Outstanding. River Trust has the shared power to vote or direct the vote of 11,904,762 shares of Common Stock and has the shared power to dispose or direct the disposition of 11,904,762 shares of Common Stock.

8

As of May 29, 2013, West Trust beneficially owns 71,428,571 shares of Common Stock, representing approximately 27.7% of the shares of Common Stock outstanding, based on the Total Shares Outstanding. West Trust has the shared power to vote or direct the vote of 71,428,571 shares of Common Stock and has the shared power to dispose or direct the disposition of 71,428,571 shares of Common Stock.

As of May 29, 2013, Liberty Trust beneficially owns 71,428,571 shares of Common Stock, representing approximately 27.7% of the shares of Common Stock outstanding, based on the Total Shares Outstanding. Liberty Trust has the shared power to vote or direct the vote of 71,428,571 shares of Common Stock and has the shared power to dispose or direct the disposition of 71,428,571 shares of Common Stock.

(a)	Except as described herein, the Reporting Persons have not effected any transaction in Common Stock of the Issuer in the past 60 days.

(b)	No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Common Stock reported in this Schedule 13D.

(c)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 7 Form of Debt Conversion Agreement

Exhibit 8 Form of Conversion and Exercise Agreement

9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2013

LIBERTY CHARITABLE REMAINDER TRUST FBO ISAAC BLECH UAD 01/09/87

By: /s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

RIVER CHARITABLE REMAINDER UNITRUST F/B/O ISAAC BLECH.

By: /s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

WEST CHARITABLE REMAINDER UNITRUST.

By: /s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

/s/ Miriam Wimpfheimer Blech

Miriam Wimpfheimer Blech

/s/ Isaac Blech
Isaac Blech

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

10

Exhibit 1

Joint Filing Statement
Pursuant to Section 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on this Schedule 13D/A is filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: June 7, 2013

LIBERTY CHARITABLE REMAINDER TRUST FBO ISAAC BLECH UAD 01/09/87

By: /s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

RIVER CHARITABLE REMAINDER UNITRUST F/B/O ISAAC BLECH.

By: /s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

WEST CHARITABLE REMAINDER UNITRUST.

By: /s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

/s/ Miriam Wimpfheimer Blech

Miriam Wimpfheimer Blech

/s/ Isaac Blech
Isaac Blech

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Exhibit 7

DEBT CONVERSION AGREEMENT

THIS DEBT CONVERSION AGREEMENT (this “Agreement”) is made and entered into as of May 2, 2013 by and between Stratus Media Group, Inc., a Nevada corporation (the “Company”), and Isaac Blech (“Purchaser”).

RECITALS

A. Purchaser holds a promissory note in the original principal amount of $[______] dated [______] from the Company (the “Note”).

B. The Company is in the process of attempting a recapitalization (the “Recapitalization”) pursuant to which the Company desires to (i) raise capital to restart certain of its operations; (ii) restructure certain of its equity; and (c) extinguish a significant portion of its debt, although no assurance can be given that the Recapitalization will be successful in whole or in part.

C. On the terms and subject to the conditions of this Agreement, Purchaser desires to convert the Note for shares of the Common Stock of the Company at a price of $0.06 per share.

NOW, THEREFORE, with reference to the foregoing facts, the Company and the Purchaser agree as follows:

AGREEMENT

1. Conversion of Note. The Company hereby issues to Purchaser [______] shares (the “Shares”) of Common Stock of the Company, and the Purchaser hereby converts the Note into the Shares. The number of Shares has been determined based upon dividing the outstanding balance of the Note (principal of $[______]) by $0.06 and rounding to the nearest whole Share. Purchaser has concurrently herewith delivered the original Note to the Company and waives any accrued interest. The Company agrees to instruct its transfer agent to issue the Shares to Purchaser promptly after the date hereof.

2. Representations and Warranties of the Purchaser. Purchaser hereby represents and warrants to, and agrees with, the Company as follows:

2.1 Purchaser understands that: (a) the Shares are not registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws; (b) the issuance and sale of the Shares is intended to be exempt from registration under the Securities Act, by virtue of Section 4(2) thereof and the provisions of Regulation D promulgated thereunder, based, in part, upon the representations, warranties and agreements of the Purchaser contained in this Agreement.

2.2 Purchaser has had a reasonable opportunity to ask questions of and receive answers from a person or persons acting on behalf of the Company concerning the offering of the Shares and the business, financial condition, results of operations and prospects of the Company and all such questions have been answered to the full satisfaction of the Purchaser.

12

2.3 Purchaser has such knowledge and experience in financial, tax, and business matters, and, in particular, investments in securities, so as to enable Purchaser to utilize the information made available to Purchaser in connection with the offering of the Shares to evaluate the merits and risks of an investment in the Shares and to make an informed investment decision with respect thereto.

2.4 Purchaser is not relying on the Company or any of its employees or agents with respect to the legal, tax, economic and related considerations of the acquisition of the Shares, and the Purchaser has relied on the advice of, or has consulted with, only his own advisors.

2.5 Purchaser is acquiring the Shares solely for the Purchaser's own account for investment and not with a view to resale or distribution thereof, in whole or in part.

2.6 Purchaser must bear the substantial economic risks of the investment in the Shares indefinitely, because none of the Shares may be sold, assigned, transferred, hypothecated or otherwise encumbered or disposed of unless subsequently registered under the Securities Act and applicable state securities laws or any exemption from such registration is available. Legends shall be placed on the Shares to the effect that they have not been registered under the Securities Act or applicable state securities laws. In addition, appropriate notations thereof will be made in the Company's books, and stop transfer instructions will be placed with the transfer agent of the Shares.

2. 7 Purchaser has adequate means of providing for such Purchaser's current financial needs and foreseeable contingencies and has no need for liquidity of the investment in the Shares for an indefinite period of time.

2.8 PURCHASER UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK.

2.9 Purchaser is an “accredited investor” under Regulation D under the Securities Act.

3. Confidentiality and Insider Trading. Purchaser acknowledges and agrees that any information or data Purchaser has acquired from or about the Company, not otherwise properly in the public domain, was received in confidence. Purchaser agrees not to divulge, communicate or disclose, except as may be required by law or for the performance of this Agreement, or use to the detriment of the Company or for the benefit of any other person or persons, or misuse in any way, any confidential information of the Company, including any trade or business secrets of the Company and any scientific, technical, trade or business materials that are treated by the Company as confidential or proprietary.

4. Miscellaneous

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4.1 This Agreement constitutes the entire agreement between Purchaser and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof. The terms and provisions of this Agreement may be waived, or consent for the departure therefrom granted, only by a written document executed by the party entitled to the benefits of such terms or provisions.

4.2 Purchaser's representations and warranties made in this Agreement shall survive the execution and delivery hereof and delivery of the Shares.

4.3 This Agreement may be executed in one or more counterparts each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

4.4 Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions hereof are determined to be invalid or contrary to applicable law such invalidity or illegality shall not impair the operation of or affect the remaining portions of this Agreement.

4.5 This Agreement shall be governed by and construed in accordance with the laws of the State of California relating to contracts entered into and to be performed wholly within such State.

4.6 Paragraph titles are for descriptive purposes only and shall not control or alter the meaning of this Agreement as set forth in the text.

STRATUS MEDIA GROUP, INC.

By:
Name: Jerrold Rubinstein
Title: Chief Executive Officer

PURCHASER:

Isaac Blech

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Exhibit 8

SERIES E PREFERRED STOCK CONVERSION AND
WARRANT EXERCISE AGREEMENT

This Series E Preferred Stock Conversion and Warrant Exercise Agreement (this “Agreement”) is made and entered into as of May 29, 2013, by and between Stratus Media Group, Inc., a Nevada corporation (the “Company”) and [________] (“Investor”) with reference to the following facts:

A. Investor has purchased an aggregate of [________] shares of the Company’s Series E Preferred Stock (the “Preferred Shares”).

B. The Certificates of Designation with respect to the Preferred Shares grants Investor certain rights, preferences and privileges, including (i) the right at any time to voluntarily convert the Preferred Shares into shares of the Company’s common stock, and (ii) anti-dilution protection, pursuant to which the conversion price of the Preferred Shares will decrease on a full-ratchet basis in the event that the Company issues additional equity securities (or warrants or securities convertible into common stock) at a price less than the conversion price of the Preferred Shares.

C. In connection with the purchase of the Preferred Shares, the Company issued to Investor warrants (the “Warrants”) to initially purchase an aggregate of [________] shares at an initial exercise price of $0.65 per share and an aggregate of [________] shares at an initial exercise price of $1.00 per share.

D. The Warrants also contain anti-dilution protection pursuant to which the exercise price will decrease on the same basis as the conversion price for the Preferred Shares.

E. The Company is in the process of attempting a recapitalization (the “Recapitalization”) pursuant to which the Company desires to (i) raise capital to restart certain of its operations; (ii) restructure certain of its equity; and (iii) extinguish a significant portion of its debt, although no assurance can be given that the Recapitalization will be successful in whole or in part.

F. As a result of the issuance of additional securities subsequent to the issuance of the Warrants and the Preferred Shares, the conversion price of the Preferred Shares and the exercise price of the Warrants have been reduced to $0.03 per share.

NOW, THEREFORE, the parties hereto agree as follows:

1. Conversion. Notwithstanding Recital F, above, and to assist the Company with the Recapitalization, Investor hereby agrees to convert each Preferred Share into shares of the Company’s Common Stock (the “Conversion Shares”) at a conversion price of $0.06 per Share resulting in the issuance of [________] Conversion Shares, and to exercise the Warrants converting them into Common Stock otherwise issuable upon exercise of the Warrants (the “Warrant Shares”) in the sum of [________] Warrant Shares. Concurrently with the execution of this Agreement, in order to effect the foregoing conversion and exercise, Investor is hereby delivering to the Company the stock certificates for the Preferred Shares and the Warrants, together with a stock assignment form duly endorsed for transfer.

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2. Representations and Warranties of Investor. Investor represents and warrants to the Company as follows:

2.1 Investor understands that: (a) the Conversion Shares and the Warrant Shares (collectively, the “Shares”) are not registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws; (b) the issuance and sale of the Shares is intended to be exempt from registration under the Securities Act, by virtue of Section 4(2) thereof and the provisions of Regulation D promulgated thereunder, based, in part, upon the representations, warranties and agreements of the Investor contained in this Agreement.

2.2 Investor has had a reasonable opportunity to ask questions of and receive answers from a person or persons acting on behalf of the Company concerning the offering of the Shares and the business, financial condition, results of operations and prospects of the Company and all such questions have been answered to the full satisfaction of the Investor.

2.3 Investor has such knowledge and experience in financial, tax, and business matters, and, in particular, investments in securities, so as to enable Investor to utilize the information made available to Investor in connection with the offering of the Shares to evaluate the merits and risks of an investment in the Shares and to make an informed investment decision with respect thereto.

2.4 Investor is not relying on the Company or any of its employees or agents with respect to the legal, tax, economic and related considerations of the acquisition of the Shares, and the Investor has relied on the advice of, or has consulted with, only his own advisors.

2.5 Investor is acquiring the Shares solely for the Investor's own account for investment and not with a view to resale or distribution thereof, in whole or in part.

2.6 Investor must bear the substantial economic risks of the investment in the Shares indefinitely, because none of the Shares may be sold, assigned, transferred, hypothecated or otherwise encumbered or disposed of unless subsequently registered under the Securities Act and applicable state securities laws or any exemption from such registration is available. Legends shall be placed on the Shares to the effect that they have not been registered under the Securities Act or applicable state securities laws. In addition, appropriate notations thereof will be made in the Company's books, and stop transfer instructions will be placed with the transfer agent of the Shares.

2.7 Investor has adequate means of providing for such Investor's current financial needs and foreseeable contingencies and has no need for liquidity of the investment in the Shares for an indefinite period of time.

2.8 THE PURCHASER UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK.

2.9 Investor is an “accredited investor” under Regulation D under the Securities Act.

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3. Brokers or Finders. No agent, broker, investment banker, person or firm will be entitled to any fee or commission directly or indirectly from the Company in connection with the conversion and exercise contemplated hereby.

4. Performance by the Company. The Company shall cancel the stock certificates for the Preferred Shares and the Warrants and issue a new certificate representing the Conversion Shares and the Warrant Shares in the name of Investor.

5. Release by Investor. In consideration of the mutual promises and covenants set forth herein, Investor hereby releases and absolutely discharges the Company and each of its past and present officers, directors, shareholders, employees, predecessors, successors in interest, attorneys, agents, assigns, parent companies, affiliates, accountants, investors, representatives, and each of them (the “Company Parties”), from any and all claims, debts, liabilities, demands, obligations, promises, acts, agreements, accounts, accountings, costs, and expenses (including, but not limited to, attorneys’ fees and costs), damages, liens, judgments, actions and causes of action, of every kind and nature whatsoever, at law or in equity, known or unknown, suspected or unsuspected which Investor ever had, or now has against the Company Parties, in connection with or arising from the Preferred Shares, the purchase by Investor of the Preferred Shares, or otherwise, including any obligation by the Company to register the stock underlying the Preferred Shares or the Warrants or the conversion of the Preferred Shares or exercise of the Warrants at a conversion price or exercise price above the current conversion price or exercise price, as the case may be.

6. Confidentiality and Insider Trading.

6.1 Investor acknowledges and agrees that any information or data Investor has acquired from or about the Company, not otherwise properly in the public domain, was received in confidence. Investor agrees not to divulge, communicate or disclose, except as may be required by law or for the performance of this Agreement, or use to the detriment of the Company or for the benefit of any other person or persons, or misuse in any way, any confidential information of the Company, including any trade or business secrets of the Company and any scientific, technical, trade or business materials that are treated by the Company as confidential or proprietary.

7. General.

7.1 Binding Nature of Agreement; No Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

7.2 Entire Agreement. This Agreement contains the entire understanding between the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as herein contained.

7.3 Counterparts and Facsimile Signatures. Each of the parties hereto agrees that this Agreement may be executed in any number of counterparts. Each counterpart shall be deemed to be an original and when taken together with the other signed counterparts, shall constitute one instrument, which shall be binding and effective as to the parties to the Agreement. This Agreement may be brought into effect by facsimile signature, which shall be treated as an original.

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7.4 Controlling Law. This Agreement and all questions relation to its validity, interpretation, performance and enforcement, shall be governed by and construed in accordance with the internal laws of the State of California.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

STRATUS MEDIA GROUP, INC.

By:
Name: Jerrold Rubinstein
Title: Chief Executive Officer

INVESTOR:

By:
Name:

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